Exhibit (a)(3)

2010 Annual Report	April 29, 2011

TO OUR EVERFLOW PARTNERS . . .

Everflow Eastern Partners, L.P. incurred development costs of $5.1 million during 2010.  The Standardized Measure of Discounted Future Net Cash Flows increased by $11.6 million between December 31, 2009 and December 31, 2010 due primarily to increases in natural gas and crude oil prices.  Total assets of the Company amounted to $69.0 million with partners’ equity of $58.6 million.

The Company has numerous annual contracts, which obligate Dominion Field Services, Inc. and Interstate Gas Supply, Inc. to purchase, and the Company to sell and deliver, certain natural gas production from the Company’s crude oil and natural gas properties throughout the contract periods, currently through October 2012.  Weighted average annual prices under these contracts range from $5.23 to $7.25 per MCF with excess natural gas production priced at the NYMEX settled price plus a basis adjustment.

The Company distributed $2.50 per Unit during 2010 and reported net taxable income of $1.43 per Unit.  Net taxable income is determined by adding ordinary income, interest and dividends and deducting charitable contributions, intangible drilling costs, percentage depletion and the domestic production activities deduction on a per Unit basis.

FINANCIAL REPORT

Enclosed with this Newsletter is the following financial information:

•      Audited 2010 Consolidated Financial Report for Everflow Eastern Partners, L.P., including Notes to Consolidated Financial Statements.

•      “Management’s Discussion and Analysis of Financial Condition and Results of Operations” derived from the Company’s Form 10-K Annual Report filed with the Securities and Exchange Commission on March 29, 2011.

RESERVE REPORT

Enclosed is a copy of the letter prepared by Wright & Company, Inc., independent petroleum consultants, including a summary report of the remaining crude oil and natural gas reserves, future net cash flows and discounted future net cash flows for all properties in which the Company owns an interest.  Additional supplemental information relating to the Company’s oil and gas producing activities can be found in the enclosed financial statements (see Note 11 of the Notes to Consolidated Financial Statements).

REPURCHASE RIGHT

As you know, the Partnership Agreement for Everflow Eastern Partners, L.P. provides that each year the Company will repurchase for cash up to 10% of the then outstanding Units of the Partnership.

Between April 29, 2011 and June 30, 2011, you as a Unitholder of the Company may exercise your right to require the Company to purchase all or any (whole) number of your Units at a price equal to 66% of the Adjusted Book Value as of December 31, 2010, as adjusted for distributions since that date.

Based on the Company’s audited financial statements (enclosed), the Purchase Price this year is $8.23 per Unit calculated as follows:

585 West Main Street, Post Office Box 629, Canfield, Ohio  44406  ·   330-533-2692

2010 Annual Report	April 29, 2011

Total partners' equity at December 31, 2010	$58,585,000

Add:
Standardized Measure of Discounted
Future Net Cash Flows	61,258,000
Tax effect adjustment	1,259,000
62,517,000

Deduct:

Carrying value of oil and gas properties (net of undeveloped lease costs and prepaid well costs):
Historical cost	172,394,000
Less Depletion and Amortization	(130,838,000)
41,556,000

Adjusted Book Value	79,546,000
66% of Adjusted Book Value	52,500,000
98.82% Limited Partners' share	51,881,000
Unit price based on 5,618,867 Units	9.23
Less Distribution - January 2011	0.50
Less Distribution - April 2011	0.50
Calculated Purchase Price	$8.23

Management of the Company believes that the Purchase Price may be less than the value which could be realized by the Unitholders in the event of a liquidation or sale of the Company.

Management of the Company believes that any proceeds on the sale of Units for most Unitholders would likely result in these proceeds being taxed as ordinary income and not capital gains.  The sale of Units would require that all prior deductions for intangible drilling and development costs (including intangible drilling and development costs deducted originally when most of the current Unitholders invested in drilling programs in the 1980’s) and depletion deductions (except for percentage depletion deductions in excess of the basis of a property) would  be subject to  recapture  and  would  be  treated as ordinary income, with the amount recaptured limited to the amount of taxable gain on the sale of the Units (see Section 11 of the Offer to Purchase).  Unitholders should consult their own tax advisor to assess the tax consequences of the sale of Units to the Company.

The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal.  In the event you as a Unitholder elect to consider such right under the Partnership Agreement, instructions on how to do so are also explained in detail in the enclosed materials.

SALE OF DEEP RIGHTS

In November 2010, the Company signed a letter agreement with Ohio Buckeye Energy, L.L.C. (the “Purchaser”), whereby the Company has agreed to sell the Company’s deep rights in certain Ohio properties totaling acreage not expected to exceed 28,000 acres, which are described as the depths below the stratigraphic equivalent of the top of the Queenston Formation (the “Disposition”), to the Purchaser for cash consideration net to the Company not expected to exceed $35 million, subject to acreage and closing adjustments, which could reduce the purchase price.  The Disposition includes no producing reserves, and the Company will retain the rights to the shallower reserves of the acreage subject to the letter agreement.  The Company anticipates closing the Disposition during the fourth quarter of 2011, subject to fulfillment of closing conditions.  There can be no assurance that all of the conditions to closing the Disposition will be satisfied and that the transaction will actually be consummated.

585 West Main Street, Post Office Box 629, Canfield, Ohio  44406  ·   330-533-2692